REXNORD CORPORATION

4701 Greenfield Avenue
Milwaukee, WI 53214

(414) 643-3000

April 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:          Rexnord Corporation

Registration Statement on Form S-1 filed March 30, 2006

File No. 333-132853

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Rexnord Corporation (the “Company”) hereby applies for the withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2006 (File No. 333-132853) (the “Registration Statement”). The Registration Statement was incorrectly filed under the CIK of the Company rather than the CIK of its parent corporation, RBS Global, Inc. (“RBS”). No sales of the Company’s Common Stock have been or will be made pursuant to the Registration Statement. Simultaneously with the filing of this Registration Withdrawal Request, RBS intends to re-file the Registration Statement under the correct CIK.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of RBS for use in connection with the re-filing of the Registration Statement.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement.

If you have any questions regarding the foregoing request, please do not hesitate to call the undersigned at (414) 643-3000 or Marc D. Jaffe, Esq. at Latham & Watkins LLP, outside counsel to the Company, at (212) 906-1281.

Securities and Exchange Commission

April 4, 2006

Very truly yours,

REXNORD CORPORATION

By:	/s/ THOMAS J. JANSEN
Name: Thomas J. Jansen
Title: Executive Vice President of Finance and Chief Financial Officer